

05041654

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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|---|---|
| OMB Number: | 3235-0123 |
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SEC MAIL RECEIVED PROCESSING MAR - 7 2005 WASH. D.C. SECTION

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

| SEC FILE NUMBER |
|---|
| 8-49830 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

EVERCORE GROUP INC.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 EAST 52ND STREET
(No. and Street)

| New York | New York | 10055 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William O. Hiltz (212) 857-3175
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

| 300 Madison Avenue | New York | New York | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/29/05

## OATH OR AFFIRMATION

I, WILLIAM O. HILTZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EVERCORE GROUP, INC., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

William O. Hiltz
Signature

General Securities principal
Title

2/28/05

Lesley T. Cassis
Notary Public

LESLEY T. CASSIS
Notary Public, State of New York
No. 01CA6024242
Qualified in New York County
Commission Expires May 3, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Evercore Group Inc.

**Statement of Financial Condition**
**December 31, 2004**


SEC MAIL PROCESSING
RECEIVED
MAR - 7 2005
WASH, D.C.
213
SECTION



**PricewaterhouseCoopers LLP**
*PricewaterhouseCoopers Center*
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

**Report of Independent Auditors**

To the Stockholders of
Evercore Group Inc.

In our opinion, the accompanying statement of financial condition, presents fairly, in all material respects, the financial position of Evercore Group Inc. at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 3, 2005

## Evercore Group Inc.
## Statement of Financial Condition
## December 31, 2004

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 3,563,351 |
| Total assets | $ | 3,563,351 |
| **Liabilities and Stockholders' Equity** | | |
| Liabilities | | |
| Due to Affiliates | | 3,188,306 |
| Current income taxes payable | | 24,189 |
| Total liabilities | $ | 3,212,495 |
| Stockholders' Equity | | |
| Common stock, $0.01 par value, 1000 shares authorized and issued; 1000 shares outstanding | | 10 |
| Additional paid-in capital | | 109,990 |
| Treasury stock | | (4,193) |
| Retained earnings | | 245,049 |
| Total stockholders' equity | | 350,856 |
| **Total Liabilities and Stockholders' Equity** | $ | 3,563,351 |

The accompanying notes are an integral part of this statement of financial condition.

## 1. Organization

Evercore Group Inc. (the "Company") became a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD") on April 30, 1997. The Company was originally incorporated in March 1996 under the name Evercore Partners Inc. and changed its name to Evercore Group Inc. on April 16, 1997. The Company began its broker-dealer activities on May 1, 1997. The Company provides corporate finance advisory services primarily to corporations in connection with mergers, acquisitions, divestitures, leveraged buyouts, joint ventures, recapitalizations, and other extraordinary corporate transactions. These services also include the establishment of appropriate acquisition criteria; screening and identification of acquisition targets; valuation and assistance with due diligence and formulation of strategy; assistance with negotiations and with the consideration of financing alternatives. The Company also provides valuation services, including public company comparisons and comparable transaction analysis.

The Company does not engage in any of the following activities:

a. Executing transactions in securities for or with clients, or processing any such transactions;

b. Carrying securities accounts for clients;

c. Receiving or holding securities or funds of clients;

d. Underwriting or dealing in securities or participating in selling groups for securities offerings; and

e. Acting as an "investment advisor" (e.g., regularly advising clients, for a fee, as to the desirability of purchasing or selling portfolio securities).

## 2. Summary of Significant Accounting Policies

**Basis of Presentation**
The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

**Use of Estimates**
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

**Cash and Cash Equivalents**
The Company considers all highly liquid investments with original maturities of less than 90 days to be cash equivalents. As of December 31, 2004, the Company does not hold any cash equivalents and total cash amounted to $3,563,351.

**3. Related-Party Transactions**

Pursuant to a Service Agreement effective January 1, 2003, Evercore Partners Services East LLC ("East") and Evercore Partners Inc. ("EPI"), affiliated companies with common ownership, provide the following services to the Company:

(1) Use of office space including all necessary furniture, office equipment, data processing and communication equipment;

(2) All communication services, postage, office supplies;

(3) Administrative and professional services and equipment as may be necessary for the Company to conduct its business;

(4) Payment of salaries, bonuses and related costs of all of the Company's employees; and

(5) Payment on the Company's behalf of all registration and filing fees necessary for the Company to do business as a broker-dealer.

Throughout the year, an allocation of the above costs, primarily consisting of compensation and related costs, is made to the Company by East and/or EPI via a service fee. This fee is settled quarterly.

During the year ended December 31, 2004, East allocated $5,844,071 in service fees to the Company, of which $3,188,306 was payable to East at December 31, 2004.

On April 30, 2004, the Company repurchased 288 shares of common stock at the Company's book value at December 31, 2003. This transaction is reflected as an increase in Treasury Stock.

**4. Income Taxes**

The Company has elected to be taxed under the Subchapter S provisions of the Internal Revenue Code. As a result of this election, the Company's net earnings are taxable to its stockholders. The Company is subject to state and local taxes.

**5. Net Capital Regulatory Requirements**

The Company is subject to the SEC's Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, which shall be the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2004, the Company had net capital of $350,856, which is an excess of $136,690 in relation to its minimum net capital requirement of $214,166.

The Company does not carry the accounts of customers and, accordingly, is exempt from the provisions of SEC Rule 15c3-3.

## 6. Concentration of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash at December 31, 2004, which are on deposit with one commercial financial institution. The Company is entirely dependent on the services and businesses of East, EPI and other affiliates for the conduct of its business and operations.

## 7. Shareholder Agreement

In May 2003, the Financial Accounting Standards Board issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". This accounting standard requires certain equity instruments to be classified as liabilities if they have certain mandatory repurchase features. This standard is effective for the Company for the fiscal year beginning January 1, 2004. In December 2004, the Company amended its shareholder agreement to change the repurchase features from mandatory to optional. The change in the shareholder agreement is effective for the Company as of December 27, 2004.

## 8. Commitments and Contingencies

The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.